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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                Amendment No. 6*

                             A. H. BELO CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   080555 20 4
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                                 (CUSIP Number)



                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP No. 080555 20 4
1.       Names of Reporting Persons
         I.R.S. Identification Nos.                  James M. Moroney, Jr.
         of Above Persons (entities only)
-----------------------------------------------------------------------------------------
2.       Check the Appropriate Box                   (a)      [ ]
         if a Member of a Group                      (b)      [ ]
         (See Instructions)
-----------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------
4.       Citizenship or Place of
         Organization                                United States
-----------------------------------------------------------------------------------------

                  5.       Sole Voting Power                    379,844(1)(2)
Number of                  --------------------------------------------------------------
Shares            6.       Shared Voting
Benefic-                   Power                              2,000,000(1)(3)
ially Owned                --------------------------------------------------------------
by Each           7.       Sole Dispositive
Reporting                  Power                                379,844(1)(2)
Person With                --------------------------------------------------------------
                  8.       Shared Dispositive
                           Power                              2,000,000(1)(3)
                           --------------------------------------------------------------

9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                       2,379,844(1)(2)
-----------------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)                            [X]  See Item 4 below.
-----------------------------------------------------------------------------------------
11.      Percent of Class Represented
         by Amount in Row (9)                                 12.6%
-----------------------------------------------------------------------------------------
12.      Type of Reporting Person                             IN
         (See Instructions)
-----------------------------------------------------------------------------------------





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ITEM 1.

         (a)      Name of Issuer:

                  A. H. Belo Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  P.O. Box 655237
                  Dallas, Texas 75265-5237

ITEM 2.

         (a)      Name of Person Filing:

                  James M. Moroney, Jr.

         (b)      Address of Principal Business Office, or if none, Residence:

                  P.O. Box 655237
                  Dallas, Texas 75265-5237

         (c)      Citizenship:

                  United States

         (d)      Title of Class of Securities:

                  Series B Common Stock, par value $1.67 per share

         (e)      CUSIP Number:

                  080555 20 4

ITEM 3.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or Dealer registered under section 15 of the
                           Act
         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
         (c)      [ ]      Insurance Company as defined in section 3(a)(19) of
                           the Act
         (d)      [ ]      Investment Company registered under section 8 of the
                           Investment Company Act
         (e)      [ ]      Investment Adviser registered under section 203 of
                           the Investment  Advisers Act of 1940
         (f)      [ ]      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see Sections.
                           240.13d-1(b)(1)(ii)(F)


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         (g)      [ ]      Parent Holding Company, in accordance with Section
                           240.13d-1(b)(1)(ii)(G) (Note:  See Item 7)
         (h)      [ ]      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

         (a)      Amount Beneficially Owned:         2,379,844 (1)(2)
                                            ----------------------------------
         (b)      Percent of Class:                             12.6%
                                   -------------------------------------------
         (c) Number of shares as to which the person has:

                    (i)    sole power to vote or to direct the vote:
                                      379,844 (1)(2)
                           ----------------------------------------------------
                   (ii)    shared power to vote or to direct the vote:
                                    2,000,000 (1)(3)
                           ----------------------------------------------------
                  (iii)    sole power to dispose or to direct the disposition
                           of:        379,844 (1)(2)
                           ----------------------------------------------------
                   (iv)    shared power to dispose or to direct the disposition
                           of:      2,000,000 (1)(3)
                              -------------------------------------------------

-----------------

(1) In June 1998, the Issuer effected a two-for-one stock split in the form of a dividend of one share of common stock for each share of common stock outstanding. All share amounts reflected herein take into account the effect of the stock split. Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

(2) Does not include 42,000 Series B shares owned by Mr. Moroney's wife, as to which shares Mr. Moroney disclaims beneficial ownership.

(3) These Series B shares are held by a family limited partnership of which Mr. Moroney is the managing general partner.

-----------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Moroney Management, Limited, a Texas limited partnership, has the right to receive dividends from, and sales proceeds of, the 2,000,000 Series B shares reported as beneficially owned by the Reporting Person, who is the managing general partner of the limited partnership.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                        /s/ JAMES M. MORONEY, JR.
Dated:  February 9, 1999                --------------------------------------
                                        James M. Moroney, Jr.




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